NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 02, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 19, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Anworth Mortgage Asset Corporation and Ready Capital Corporation became effective on March 19, 2021. Each share of Common Stock of Anworth Mortgage Asset Corporation was converted into the right to receive (i) 0.1688 of a share of Ready Capital Corporation Common Stock, plus (ii) $0.61 in cash minus the Per Share Excess Amount (if any), in each case, subject to adjustment as provided in the Merger Agreement. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 22, 2021.